Exhibit (c)(2)
Fairness Analysis Confidential Presentation to the Special Committee of the Board of Directors April 25, 2008 S T R I C T L Y C O N F I D E N T I A L

Disclaimer The following pages contain material that is being provided by Duff & Phelps, LLC (“Duff & Phelps”) to the Special Committee of the Board of Directors (the “Committee”) of Atari, Inc. (“Atari” or the “Company”) in the context of a meeting held to consider a proposed transaction by which Infogrames Entertainment S.A. (“IESA” or “Buyer”) will acquire all the outstanding common stock of Atari not owned by IESA (the “Proposed Transaction”). The accompanying material was compiled or prepared on a confidential basis for the sole use of the Committee and not with a view toward public disclosure. Because this material was prepared for use in the context of an oral presentation to the Committee, which is familiar with the business and affairs of Atari, neither Atari nor Duff & Phelps, nor any of their respective legal or financial advisors or accountants, take any responsibility for the accuracy or completeness of any of the material if used by persons other than the Committee. These materials are not intended to represent an opinion but rather to serve as discussion materials for the Board to review and as a basis upon which Duff & Phelps may render an opinion as to the fairness, from a financial point of view, to the stockholders of the Company other than IESA (the “Public Shareholders”) of the consideration to be received by such holders in the Proposed Transaction. An opinion would not i) address the merits of the underlying business decision of Atari to enter into the Proposed Transaction; ii) constitute a recommendation to Atari, the Board of Directors of Atari, the Committee, the stockholders of Atari, or any other person as to how such person should vote or as to any other specific action that should be taken in connection with the Proposed Transaction; or iii) create any fiduciary duty on Duff & Phelps’s part to any party. The information utilized in preparing this presentation was obtained from Atari, public sources, and non-public sources. Any estimates and projections contained herein have been prepared by the senior management of Atari and involve numerous and significant subjective determinations, which may or may not prove to be correct. Duff & Phelps did not attempt to independently verify such information. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. No selected company or selected transaction used in our analysis is directly comparable to Atari, IESA, or the Proposed Transaction. STRICTLY CONFIDENTAL

Assumptions, Qualifications and Limiting Conditions Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Our analysis is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof. Duff & Phelps assumed that any estimates, evaluations and projections (financial or otherwise) furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person or persons furnishing the same. Duff & Phelps assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction. Duff & Phelps assumed without verification the accuracy and adequacy of the legal advice given by counsel to Atari on all legal matters with respect to the Proposed Transaction and assumed all procedures required by law to be taken in connection with the Proposed Transaction have been, or will be, duly, validly and timely taken and that the Proposed Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable statutes, rules and regulations. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of either the Company’s or IESA’s solvency or of any specific assets or liabilities (contingent or otherwise). This presentation should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of either the Company’s or IESA’s credit worthiness or as tax advice or as accounting advice. Duff & Phelps has not been requested to, and did not, (a) negotiate the terms of the Proposed Transaction or (b) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock after announcement of the Proposed Transaction. Duff & Phelps relied upon the fact that the Board of Directors of the Company, the Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. S T R I C T L Y C O N F I D E N T I A L

Table of Contents
I. Overview of Proposed Transaction
II. Observations Regarding Atari
III. Public Market Value
IV. Selected Public Company Analysis
V. Selected M&A Transaction Analysis (Valuation Multiples)
VI. Selected M&A Transaction Analysis (Premiums Paid)
VII. Net Asset Value Analysis
VIII. Liquidation Analysis
4 S T R I C T L Y C O N F I D E N T I A L

I. Overview of Proposed Transaction S T R I C T L Y C O N F I D E N T I A L

Overview of Proposed Transaction Transaction Overview On March 6, 2008, Atari, Inc. (“Atari” or the “Company”) received a non-binding expression of intent from Infogrames Entertainment S.A. and its affiliates (“IESA” or the “Buyer”), which owns 51.6% of the outstanding shares of Atari, to acquire all the outstanding common stock of Atari not owned by IESA for a per share cash amount of $1.68 (the “Proposed Transaction”). On March 5, 2008, the closing price per share of the Atari common stock was $1.68. On March 11, 2008, Duff & Phelps, LLC (“Duff & Phelps”) was engaged as financial advisor to provide an opinion to the Special Committee of the Board of Directors of Atari (the “Special Committee”) as to the fairness, from a financial point of view, to the stockholders of the Company other than IESA (the “Public Shareholders”) of the consideration to be received by such holders in the Proposed Transaction. On behalf of the Special Committee, Duff & Phelps held meetings and discussions with Atari management and AlixPartners, the Company’s restructuring advisors, undertook initial evaluation of the Company and reached preliminary valuation findings. At the direction of the Special Committee, Duff & Phelps subsequently engaged in limited discussions with Lazard, Ltd. (“Lazard”), financial advisor to IESA, with regard to the per share cash consideration of $1.68 (“Per Share Cash Consideration”). On March 18, 2008, Lazard informed Duff & Phelps that IESA was not willing to increase the Per Share Cash Consideration. Lazard communicated on behalf of IESA that the per share price of the common stock had increased in the few days before the announcement of the Proposed Transaction and the Per Share Cash Consideration represented a premium to the share price five days and 30 days prior to the announcement. After reviewing the Per Share Cash Consideration with the Special Committee and Milbank Tweed Hadley McCloy LLP (“Milbank”), legal advisor to the Special Committee, and at the direction of the Special Committee, Milbank engaged in discussions with legal counsel of IESA to request clarification on the following: – IESA’s intention with respect to funding the Company’s operating losses and working capital needs through the completion of the Proposed Transaction; – IESA’s intention with respect to obtaining an extension on the forbearance agreement with BlueBay Asset Management plc (“BlueBay”); and – The minimum shareholder approval IESA is requiring to complete the Proposed Transaction. On April 11, 2008, Atari received the first draft of the merger agreement effecting the Proposed Transaction. On April 21, 2008, Atari received the first draft of the credit agreement providing financial support through closing. Between April 11 and April 24, Atari, IESA, BlueBay, the Committee and their respective counsel engaged in numerous discussions and draft revisions of the transaction documents. S T R I C T L Y C O N F I D E N T I A L

Overview of Proposed Transaction Summary of Due Diligence In connection with our analysis, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Our due diligence and analysis with regards to the Proposed Transaction included, but was not limited to, the items summarized below. – Discussed the operations, financial conditions, future prospects and projected operations and performance of the Company and the Proposed Transaction with the management of the Company; – Reviewed a draft of the Merger Agreement dated April 23, 2008; – Reviewed a draft of the Credit Agreement dated April 22, 2008; – Reviewed certain publicly available financial statements and other business and financial information of the Company and IESA, respectively, and the industries in which they operate; – Reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has respectively identified as being the most current financial statements available; – Reviewed certain financial forecasts, as well as information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, all as prepared by the management of the Company; – Reviewed the historical trading price and trading volume of the Company Common Stock, and the publicly traded securities of certain other companies that we deemed relevant; – Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with those of certain other publicly traded companies that we deemed relevant; – Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and – Conducted such other analyses and considered such other factors as we deemed appropriate. S T R I C T L Y C O N F I D E N T I A L

Overview of Proposed Transaction Fairness Considerations In determining whether the Per Share Cash Consideration to be received by the Public Shareholders in the Proposed Transaction be fair, from a financial point of view, to the Public Shareholders, Duff & Phelps considered, among other factors: – The current, historical and projected financial performance of the Company based on a review of the Company’s well as our discussions with the Company’s management and their advisors; – The Per Share Cash Consideration relative to recent and historic trading prices of Atari common stock; – The adequacy of the premium implied by the Per Share Cash Consideration relative to the premiums paid in selected public-to-private transactions; and – Several valuation methodologies, including: • Selected public company analysis • Selected M&A transaction analysis (valuation multiples) • Net asset value analysis • Liquidation analysis The Company’s current cash and liquidity position and its prospects for obtaining additional cash infusions from persons other affiliates. – In connection with the negotiation of a merger, IESA and the Company are negotiating a credit agreement which will Atari’s liquidity constraints. A discounted cash flow (“DCF”) analysis was not utilized as management does not prepare projections past one year. S T R I C T L Y C O N F I D E N T I A L

Overview of Proposed Transaction Valuation Benchmarks Duff & Phelps considered several valuation approaches to establish valuation benchmarks against which to compare the Per Share Cash Consideration: Public Market Valuation – Duff & Phelps analyzed the closing price and trading volume of Atari common stock over the past 12 months. This analysis was used to determine the range of fair market value the market has ascribed to the common stock prior to and on the date of the announcement of the Proposed Transaction. Selected Public Company Analysis – Duff & Phelps reviewed valuation multiples of selected publicly traded companies and applied valuation multiples to Atari’s selected recent operating results. The Company’s negative EBITDA limited the relevance of the methodology to the application of enterprise value to revenue multiples for the selected companies. Selected M&A Transaction Analysis (Multiples Valuation) – Duff & Phelps reviewed valuation multiples of selected M&A transactions and applied valuation multiples to Atari’s selected recent operating results. The Company’s negative EBITDA limited the relevance of the methodology to the application of enterprise value to revenue multiples for the selected M&A transactions. Selected M&A Transaction Analysis (Premiums Paid) – Duff & Phelps reviewed the premiums paid in public to private transactions in which the majority shareholder purchased the remaining minority equity stake. Duff & Phelps compared the premiums over the 1-day, 5-day and 30-day trading price prior to the announcement of such transactions to the implied premium in the Proposed Transaction. Premiums paid analysis is relevant but limited by the Company’s dependence on IESA, the majority shareholder in the Company. Net Asset Value Analysis – Duff & Phelps reviewed the Company’s audited balance sheet as of December 31, 2007 and the Company’s preliminary internal balance sheet as of March 31, 2008 to determine the net asset value of Atari and added the fair market value of the Company’s intellectual property. In determining the fair market value of the intellectual property, Duff & Phelps relied, with independent verification thereof, on information provided by management, including third party appraisals. Liquidation Analysis – Since the Company is in violation of its weekly cash flow covenants on its Senior Secured Credit facility provided by BlueBay, Duff & Phelps also analyzed the potential recoveries by holders of Atari’s common stock in a Chapter 11 bankruptcy. S T R I C T L Y C O N F I D E N T I A L

II. Observations Regarding Atari S T R I C T L Y C O N F I D E N T I A L

Observations Regarding Atari Company Overview Founded in 1992 as GT Interactive Software Corporation and headquartered in New York, NY, the Company completed an initial public offering in 1996. In 1999, IESA, a French corporation listed on the Euronext, acquired beneficial ownership of a majority share of the outstanding common stock of the Company and subsequently renamed the Company Infogrames, Inc. In May 2003, the Company changed its name to Atari, Inc. and began trading on the Nasdaq under the ticker “ATAR”. IESA currently owns 51.6% of Atari’s common stock. Atari engages in the publishing, development, and distribution of video game software primarily in North America. Atari distributes video games for various platforms, including Sony PlayStation 2, PlayStation 3 and PSP, Nintendo Wii and DS, and Microsoft Xbox and Xbox 360, as well as for personal computers. The Company has obtained the right to use the “Atari” brand name under a license granted from Atari Interactive, Inc., an IESA subsidiary, that expires in 2013. Two other license agreements expire in the next five years: – The Dragon Ball Z license agreement, which is Atari’s largest title and represented approximately 28% of total net revenue in FY2007, expires in January 2010; – IESA distribution agreements represented 56% of total net revenue in FY2007. The agreements include the Old Distribution Agreement, enacted in 1999, which governs the distribution of Atari’s classic game library as well as a Short-Form Distribution Agreement, enacted in 2007, governing new releases. The Old Distribution Agreement would terminate if IESA reduced its holdings in Atari to below 25%. The Short-Form Distribution Agreement expires in December 2010; Until 2005, Atari was actively involved in developing video games and in financing development of video games by independent developers, which Atari would publish and distribute under licenses from the developers. Beginning in 2005, because of cash constraints, Atari substantially reduced its involvement in development of video games and announced plans to divest its internal development studios. Source: SEC filings, equity research, Bloomberg and Atari board presentations S T R I C T L Y C O N F I D E N T I A L

Observations Regarding Atari Company Overview (Continued) During fiscal years 2006 and 2007, Atari sold a number of intellectual properties and development facilities in order to obtain cash to fund operations. During 2007, Atari raised approximately $35.0 million through the sale of the rights to its Test Driver games and certain other intellectual property, and the sale of its Reflections and Shiny studios. By the end of 2007 Atari no longer owned any development studios. Atari also exited the software distribution business which further contributed to the Company’s decreasing revenue. The reduction of development activities significantly reduced the number of games that Atari published. Atari has projected FY2008 net revenue of $78.6 million after registering LTM net revenue as of December 31, 2007 of $91.8 million. During FY2007, net revenue from publishing activities were $104.0 million, compared with $153.6 million during FY2006 and $289.6 million during FY2005. Atari’s budget for fiscal year 2009 projects net revenue of $126.5 million and EBITDA of $2.0 million. – The budget is highly dependent on IESA’s release schedule and the success of each new title release. – The budget will require funding of as much as $18 million and the Company’s ability to obtain additional financing is uncertain. The Company is engaged in a multifaceted relationship with the Parent, which results in the majority of Atari’s product coming from IESA. Historically, Atari has also relied on IESA for funding which has come in the form of the sale of production studios and intellectual property to IESA as well as loan facilities from IESA’s largest shareholder, BlueBay. Source: SEC filings, equity research, Bloomberg and Atari board presentations S T R I C T L Y C O N F I D E N T I A L

Observations Regarding Atari Chronology of Recent Events (April 2007 – YTD 2008) April 5, 2007 – Atari announces that its Chairman/Acting CFO Bruno Bonnell is departing. Bonnell’s departure from Atari comes at the same time as his departure as CEO and director of IESA. May 1, 2007 – Atari announces a 20% workforce reduction. May 22, 2007 – Atari elects Arturo Rodriguez to serve as acting Chief Financial Officer until somebody is elected to serve permanently in that capacity. July 24, 2007 – The Board of Directors elects Michael G. Corrigan, a member of the Board since November 2005, to serve as its non-executive Chairman. September 7, 2007 – Atari announces the resignation of Marcel Nicolai as Senior Vice President, Product Development Operations and Chief Technology Officer. September 18, 2007 – The Company files its SEC Form 10-K for the period ending March 31, 2007 in which Deloitte & Touche LLP gives a qualified opinion expressing doubt that the Company can continue as a going concern. October 1, 2007 – Guggenheim Corporate Funding LLC (“Guggenheim”) provides a waiver of covenant defaults as of June 30, 2007 and reduces the aggregate borrowing commitment of the revolving line of credit to $3 million (down from $10 million). October 5, 2007 – James Ackerly, Ronald C. Bernard, Michael G. Corrigan, Dennis Guyennot and Ann E. Kronen are removed from the Board of Directors of Atari by action taken by IESA. October 10, 2007 – Curtis Solsvig III is appointed Atari’s Chief Restructuring Officer and AlixPartners, a firm at which Mr. Solsvig is a Managing Director, is retained to advise the Company on its operational restructuring initiatives. October 15, 2007 – Atari announces the appointment of Wendell Adair, Eugene I. Davis, James B. Shein, and Bradley E. Scher as independent board members. In conjunction with their respective appointments to Atari’s Board of Directors, Messrs Adair, Davis, Shein and Scher are appointed to serve on the board’s Special Committee. October 18, 2007 – Atari consents to the transfer of the loans outstanding of $3 million from Guggenheim to an affiliate of BlueBay. October 23, 2007 – BlueBay amends the credit agreement, increasing Atari’s borrowing capacity to $10 million. S T R I C T L Y C O N F I D E N T I A L

Observations Regarding Atari Chronology of Recent Events (April 2007 – YTD 2008) November 13, 2007 – Atari announces a business restructuring plan to focus the Company solely on publishing and distribution. The Company also announced license agreements with IESA regarding the Test Drive franchise granting IESA exclusive rights to the franchise. Atari also announces the removal of David Pierce as CEO. Curtis Solsvig, currently the Chief Restructuring Officer, assumes the role of Interim CEO. December 10, 2007 – Atari amends its BlueBay credit facility, increasing Atari’s borrowing capacity from $10 million to $14 million. February 12, 2008 – Atari reports earnings for the third quarter FY2008 and nine months ended December 31, 2007. Despite decreasing revenue, Atari’s cost-cutting efforts resulted in slightly improved operating loss (quarter-over-quarter results). As a result of covenant violations, the Company enters into a forbearance agreement with BlueBay. March 6, 2008 – Atari receives a letter from IESA regarding a non-binding expression of intent to acquire the outstanding common stock of Atari not owned by IESA for a per share cash price of $1.68. March 24, 2008 – Atari receives a Staff Determination Letter from the Nasdaq Listing Qualifications Department stating that Atari has not gained compliance with the requirements of Nasdaq Marketplace Rule 4450(b)(3), and that its securities are therefore subject to delisting from The Nasdaq Global Market. Atari has requested a hearing and until a determination is reached, the Company’s shares will continue to trade on the Nasdaq. March 26, 2008 – Atari announces that Thomas Schmider, Co-Founder and COO of IESA, resigned as a member of Atari’s Board of Directors effective March 21, 2008. March 31, 2008 – Atari announces the appointment of Jim Wilson as its CEO and President, effective immediately. Mr. Wilson is assuming the responsibilities of CEO which have been overseen by Curtis G. Solsvig III, Atari Inc.’s Chief Restructuring Officer since October 2007. April 4, 2008 – Atari announces that Curtis G. Solsvig III resigned as company’s Chief Restructuring Officer effective April 2, 2008. Mr. Solsvig will continue to provide services to the company pursuant to an engagement letter previously entered into between Atari and AlixPartners LLP, which was retained to assist the company through its restructuring process. April 22, 2008 – Atari announces that Jean-Michel Perbet, Deputy COO of IESA and Chairman of IESA Europe, resigned as a member of Atari’s Board of Directors effective April 16, 2008. April 24, 2008 – Atari, IESA, BlueBay, the Committee and their respective counsel engaged in numerous discussions and draft revisions of the transaction documents. S T R I C T L Y C O N F I D E N T I A L

Observations Regarding Atari

Financial Summary

- The deterioration of Atari's business has resulted from increased competition, a weak product pipeline, an industry-wide decline in average selling price for game software, lack of an on-line presence and loss of internal talent and leadership.
- Atari's current budget for FY2009 is dependent on the timely release and success of new games and the Company's ability to secure additional financing.

Atari, Inc.
Historical and Projected Financial Performance
Fiscal Year Ended March 31,
($ in millions)

	FY 2003A	FY 2004A	FY 2005A	FY 2006A	FY 2007A	LTM(U)	FY 2008E	FY 2009B
Net Revenue	$506.5	$468.9	$343.8	$206.8	$122.3	$91.8	$79.2	$124.2
Growth	*na*	*(7.4%)*	*(26.7%)*	*(39.8%)*	*(40.9%)*	*(24.9%)*	*(35.2%)*	*35.3%*
Cost of Goods Sold	257.6	260.1	203.6	136.7	74.8	52.7	41.4	80.4
Gross Profit	248.9	208.8	140.2	70.1	47.5	39.1	37.9	43.8
Gross Margin	*49.1%*	*44.5%*	*40.8%*	*33.9%*	*38.8%*	*42.6%*	*47.8%*	*35.2%*
S, G & A	129.5	117.7	94.0	73.4	47.1	39.7	39.2	43.2
R & D	75.4	78.2	58.3	51.9	27.7	20.1	9.4	0.5
D & A	7.5	9.2	7.0	5.2	3.0	1.9	3.8	2.7
Total Operating Expenses	212.4	205.1	159.3	130.5	77.8	61.7	52.4	46.5
EBIT	36.5	3.7	(19.1)	(60.4)	(30.3)	(22.6)	(14.5)	(2.7)
EBIT Margin	*7.2%*	*0.8%*	*(5.6%)*	*(29.2%)*	*(24.8%)*	*(24.6%)*	*(18.4%)*	*(2.2%)*
EBITDA	**$44.0**	**$13.0**	**($12.1)**	**($55.1)**	**($27.3)**	**($20.8)**	**($12.3)**	**$0.2**
EBITDA Margin	*8.7%*	*2.8%*	*(3.5%)*	*(26.6%)*	*(22.3%)*	*(22.7%)*	*(15.6%)*	*0.2%*

LTM = As of December 31, 2007 (3rd Quarter FY2008)
EBITDA = Earnings before interest, taxes, depreciation and amortization, adjusted for one-time gains or losses on the sale of assets and investments, discontinued operations, restructuring expenses and goodwill write-downs. In FY2007, the Company incurred a $54.1 million goodwill write-down.
Source: Company SEC Filings and Company Management projections

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Observations Regarding Atari

Balance Sheet Summary

- As of December 31, 2007, Atari's working capital was negative $10.3 million and its stockholders' equity was negative $16.8 million.
- As a result of substantial operating losses and significant cash requirements to fund working capital, Atari is liquidity constrained and its ability to secure additional financing is uncertain.

Atari, Inc.
Balance Sheet Summary
($ in millions)

	December 31, 2006	March 31, 2007	December 31, 2007	March 31, 2008 *(Estimated)*
Cash	$ 3.6	$ 7.6	$ 5.4	$ 10.0
Receivables, net	23.2	9.5	16.2	(0.3)
Inventories	13.4	8.8	7.4	6.5
Prepaid Expenses and Other Current Assets	16.3	9.7	6.0	7.7
Total Current Assets	56.5	35.6	34.9	24.0
Net Property, Plant & Equipment	3.8	4.2	6.3	6.4
Goodwill and Intangibles	55	-	-	-
Other Long-Term Assets	3.9	3.0	2.2	2.1
Total Assets	**$ 119.5**	**$ 42.8**	**$ 43.5**	**$ 32.6**
Accounts Payable	$ 13.3	$ 11.0	$ 10.6	$ 9.7
Accrued Liabilities	15.4	13.4	11.5	6.8
Royalties Payable	3.3	4.3	3.8	2.7
Credit Facility	7.0	-	14.0	14.0
Due to Related Parties	9.9	5.7	5.3	2.7
Other Current Liabilities	0.4	-	-	0.9
Total Current Liabilities	49.3	34.4	45.2	36.8
Due to Related Parties, Long-Term	1.4	1.9	3.0	3.6
Long-Term Deferred Rent	-	-	6.7	7.1
Related Party License Advance	-	-	5.1	5.4
Other Long-Term Liabilities	2.0	3.4	0.3	-
Total Liabilities	52.7	39.7	60.3	52.9
Stockholders' Equity	66.8	3.1	(16.8)	(20.3)
Total Liabilities & Stockholders' Equity	**$ 119.5**	**$ 42.8**	**$ 43.5**	**$ 32.6**

Source: Company SEC Filings, Management Estimates

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Observations Regarding Atari

FY2009 Monthly Budget

- Atari's FY2009 budget is highly dependent on Atari's (i) development partners (principally IESA) releasing their respective game titles on time and the performance of these titles, (ii) ability to streamline its operations, (iii) ability to instill stability in many senior management roles and (iv) ability to secure additional financing.

Atari, Inc.
Projected Financial Performance - FY2009 Budget by Month
Fiscal Year Ending March 31
($ in thousands)

	April	May	June	July	August	September	October	November	December	January	February	March	Total
Net Revenue	$3,417	$4,258	$29,707	$7,387	$4,055	$6,206	$10,216	$21,490	$8,839	$4,863	$11,234	$12,505	$124,176
Growth Over Prior Year Period	*(11.6%)*	*(0.8%)*	*1,223.0%*	*15.4%*	*(15.4%)*	*194.8%*	*6.7%*	*24.1%*	*(31.2%)*	*(10.1%)*	*111.9%*	*350.9%*	*60.9%*
Cost of Goods Sold	2,097	2,620	18,344	4,638	2,565	3,193	6,766	14,965	5,889	3,341	7,656	8,337	80,412
Gross Profit	1,320	1,638	11,363	2,749	1,490	3,013	3,449	6,525	2,951	1,522	3,578	4,168	43,765
Gross Margin	*38.6%*	*38.5%*	*38.2%*	*37.2%*	*36.7%*	*48.5%*	*33.8%*	*30.4%*	*33.4%*	*31.3%*	*31.8%*	*33.3%*	*35.2%*
Total Operating Expenses	2,690	4,141	6,694	3,858	2,755	4,266	4,508	4,073	3,103	3,447	3,854	3,117	46,505
EBIT	(1,371)	(2,503)	4,669	(1,109)	(1,265)	(1,253)	(1,059)	2,453	(152)	(1,925)	(276)	1,050	(2,741)
EBIT Margin	*(40.1%)*	*(58.8%)*	*15.7%*	*(15.0%)*	*(31.2%)*	*(20.2%)*	*(10.4%)*	*11.4%*	*(1.7%)*	*(39.6%)*	*(2.5%)*	*8.4%*	*(2.2%)*
EBITDA	**($1,052)**	**($2,186)**	**$4,982**	**($800)**	**($1,040)**	**($1,031)**	**($840)**	**$2,670**	**$64**	**($1,717)**	**($69)**	**$1,255**	**$237**
EBITDA Margin	*(30.8%)*	*(51.3%)*	*16.8%*	*(10.8%)*	*(25.6%)*	*(16.6%)*	*(8.2%)*	*12.4%*	*0.7%*	*(35.3%)*	*(0.6%)*	*10.0%*	*0.2%*

Source: Company Management

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Observations Regarding Atari Summary of Actual and Projected Cash Receipts and Disbursements An analysis of projected cash receipts and disbursements for FY 2009 through September 2008 prepared by the Company indicates t the Company will need to obtain additional funding as early as May 2008. – Cash funding requirements are highest in June 2008 (negative $19 million). Atari, Inc. Cash Receipt/Disbursement Schedule ($ in thousands) December January February March April May June July August September 2007 2008 2008 2008 2008 2008 2008 2008 2008 2008 Actual Actual Actual Actual Projected Projected Projected Projected Projected Projected Receipts Publishing 7,398 11,545 11,948 978 2,194 1,087 2,014 9,222 15,895 6,006 Licensing / Other 596 231 740 36 515 744 447 74 156 741 Related Party (Royalty / other) 323 755 265 93 443 1,007 975 334 335 441 Total Receipts 8,317 12,531 12,953 1,107 3,152 2,837 3,436 9,630 16,387 7,188 Disbursements Manufacturing (COGS) 1,430 1,039 1,136 352 1,040 3,899 1,976 1,479 2,975 2,823 Related Party (Royalty/Other) 1,900 4,003 944 0 0 0 0 0 0 0 Research & Development 1,228 1,022 172 36 2,552 2,126 898 50 56 58 Advertising 538 653 744 859 380 523 1,214 1,912 2,469 1,407 Distribution/Freight277 470 336 25 303 254 282 264 408 286 Royalties 3,146 0 1,071 38 242 829 81 40 2,213 0 Overhead 5,659 2,215 3,241 588 4,558 2,525 2,246 2,289 1,978 1,955 Total Disbursements 14,178 9,403 7,644 1,899 9,074 10,155 6,697 6,035 10,099 6,530 CashFlow (5,861) 3,128 5,309 (792) (5,922) (7,318) (3,261) 3,595 6,288 658 Cash Balance Beginning Cash Balance (4,393) (10,254)(7,126) (2,761) (2,561) (8,483) (15,801) (19,062) (15,466) (9,178) Cashflow from Operations (5,861) 3,128 5,309 (792) (5,922) (7,318) (3,261) 3,595 6,288 658 Ending Cash (10,254) (7,126) (1,817) (3,553) (8,483) (15,801) (19,062) (15,466)(9,178) (8,520) Cash Funding — by month Cash Funding — in aggregate 14,000 14,000 14,000 14,000 14,000 14,000 14,000 14,000 14,000 14,000 Net Cash 3,746 6,874 12,183 10,447 5,517 (1,801) (5,062) (1,466) 4,822 5,480 Source: Company Management Note: This analysis was derived from a weekly analysis performed by the Company and its restructuring advisors. S T R I C T L Y C O N F I D E N T I A L

III. Public Market Value S T R I C T L Y C O N F I D E N T I A L

Public Market Value Atari Common Stock Data Atari is a NASDAQ listed company with 13,477,920 shares outstanding. On April 22nd, 2008, Atari common stock closed at $1.50 which is below IESA’s Per Share Cash Consideration and down approximately 61% from its 52-week high of $3.84. ATARI COMMON STOCK DATA APRIL 23, 2007 THROUGH APRIL 22, 2008 Offer Price (March 6th, 2008) $1.68 Price Prior to Announcement $1.68 1-Day Premium 0.0% 5-Day Premium 6.3% 30-Day Premium 58.5% Closing Price on 4/22/2008 $1.50 52-Week High Ended 4/22/2008 $3.84 52-Week Low Ended 4/22/2008 $0.86 Shares Outstanding 13,477,920 Average Daily Trading Volume (3 mos.) 27,425 Institutional Ownership 27.09% Insider Ownership 51.58% Analyst Coverage Wedbush Morgan Source: Bloomberg and Capital IQ S T R I C T L Y C O N F I D E N T I A L

Public Market Value Atari Common Stock Data (Continued) Atari’s shares are thinly traded, with average daily trading volume in the last three months of 27,424 In the last twelve months, Atari’s shares have traded above and below Per Share Cash Consideration and its volume weighted price was $1.45 Since the release of Atari’s most recent Form 10-Q on February 13, 2008 through April 22nd, 2008, the Company’s volume share price is $1.55. $5 1,000 900 $4 800 February 13, 2008 – Atari releases its 10-Q for the March 6, 2008 – IESA’s 700 (Thousands) period ending December offer for Atari of $1.68 $3 31, 2007 (first nine per share announced 600 months of FY 2008) 500 Price $2 400 Volume $1.68 per share offer price 300 $1 200 100 $- -4/23/2007 7/3/2007 9/13/2007 11/23/2007 2/6/2008 4/18/2008 Source: Bloomberg S T R I C T L Y C O N F I D E N T I A L

IV. Selected Public Company Analysis S T R I C T L Y C O N F I D E N T I A L

Selected Public Company Analysis Publicly Traded Company Analysis – Methodology Duff & Phelps reviewed the current trading multiples of six publicly traded companies that Duff & Phelps determined to be relevant to its analysis. Duff & Phelps analyzed the LTM and projected revenues and EBITDA for each of the publicly-traded companies. Duff & Phelps then analyzed the peer group’s trading multiples of enterprise value (“EV”) to their respective LTM and projected revenues and EBITDA. EV is calculated as the sum of the equity market value (diluted shares outstanding multiplied by the current stock price) and net indebtedness. Duff & Phelps used the following methodology to select companies: – Primary and Secondary SIC Codes: 7372 (prepackaged software), 5045 (computers and computer Peripheral equipment and software) and 7822 (motion picture and video tape distribution). – Duff & Phelps reviewed various SEC documents and equity research reports for details regarding the nature of each selected company’s business and financial performance. – Duff & Phelps excluded those companies with a market capitalization equal to or in excess of $1 billion. Six companies were selected falling under two categories: – Small-Cap Video Game Developers, Publishers and Distributors (Majesco Entertainment Co. and Midway Games Inc.) – Packaged Media Distributors (Handleman Co., Image Entertainment Inc., Navarre Corp. and Source Interlink Companies, Inc.) None of the companies utilized for comparative purposes in the following analysis is, of course, identical to Atari. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Atari. S T R I C T L Y C O N F I D E N T I A L

Selected Public Company Analysis

Publicly Traded Company Analysis

($ in millions except per share data)

	23-Apr-08	% of			Enterprise Value as a Multiple of						LTM	
	Stock	52 Wk	Market	Enterprise	Revenue			EBITDA			EBITDA	Revenue
Company	Price	High	Value	Value	2007A	2008E	2009E	2007A	2008E	2009E	Margin	Growth
Small-Cap Video Game Developers, Publishers and Distributors												
Majesco Entertainment Co.	$1.11	43.2%	$31.9	$23.7	0.43x	0.36x	0.34x	4.6x	NM	NM	9.3%	(7.4)%
Midway Games Inc.	2.39	31.7%	220.0	293.9	1.87x	1.29x	1.16x	NM	NM	NM	NM	(5.1)%
High		43.2%			1.87x	1.29x	1.16x	4.6x	NA	NA	9.3%	(5.1)%
Median		37.4%			1.15x	0.83x	0.75x	4.6x	NA	NA	9.3%	(6.2)%
Mean		37.4%			1.15x	0.83x	0.75x	4.6x	NA	NA	9.3%	(6.2)%
Low		31.7%			0.43x	0.36x	0.34x	4.6x	NA	NA	9.3%	(7.4)%
Packaged Media Distributors												
Handleman Co.	$0.44	5.8%	$9.0	$66.6	0.06x	NM	NM	9.7x	NM	NM	0.6%	(10.1)%
Image Entertainment Inc.	1.31	29.1%	28.5	54.3	0.54x	NM	NM	NM	NM	NM	1.1%	0.1%
Navarre Corp.	1.62	36.0%	58.7	111.8	0.16x	0.17x	0.17x	3.4x	3.8x	NM	4.6%	7.9%
Source Interlink Companies, Inc.	1.44	19.5%	75.3	1,444.5	0.64x	NM	NM	10.6x	NM	NM	6.0%	23.3%
High		36.0%			0.64x	0.17x	0.17x	10.6x	3.8x	NA	6.0%	23.3%
Median		24.3%			0.35x	0.17x	0.17x	9.7x	3.8x	NA	2.8%	4.0%
Mean		22.6%			0.35x	0.17x	0.17x	7.9x	3.8x	NA	3.1%	5.3%
Low		5.8%			0.06x	0.17x	0.17x	3.4x	3.8x	NA	0.6%	(10.1)%
Atari, Inc.	**$1.50**	**39.2%**	**$20.2**	**$28.8**	**0.31x**	**0.38x**	**0.40x**	**NM**	**NM**	**NM**	**NM**	**(34.4)%**

Source: SEC filings and other publicly available information.

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Selected Public Company Analysis

Publicly Traded Company Analysis – Conclusion

- Duff & Phelps calculated an implied enterprise value of Atari by utilizing the enterprise value multiples of selected Packaged Media Distributors. These steps yielded a per share equity value range of $0.38 to $1.75.
  - Given the Company's decision to reduce its involvement in the development of games, analysis of selected video game developers, publishers and distributors was deemed to be less relevant.
  - EBITDA multiples are not applicable in this situation as Atari has negative EBITDA for the LTM period.

Atari, Inc.
Selected Public Company Analysis
($ in 000s except Equity Value Per Share Outstanding)

Performance Measure	Atari	Multiples Low	Multiples Median	Multiples High	Selected Multiple Range			Enterprise Value Range		
Packaged Media Distributors - LTM Revenue [1]	$91.8	0.06x	0.35x	0.64x	0.15x	-	0.35x	$13.8	-	$32.1
Enterprise Value Range								**$13.8**	-	**$32.1**
Less: Net Debt [2]								**$8.6**	-	**$8.6**
Total Equity Value								**$5.2**	-	**$23.5**
Equity Value Per Share Oustanding [3]								**$0.38**	-	**$1.75**

[1] Latest twelve months as of December 31, 2007

[2] Net debt calculated by deducting cash and equivalents ($5.4 million) from the $14 million credit facility on Atari's balance sheet as of December 31, 2007

[3] As of December 31, 2007, Atari had 13,477,920 shares outstanding

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V. Selected M&A Transaction Analysis (Valuation Multiples) S T R I C T L Y C O N F I D E N T I A L

Selected M&A Transaction Analysis (Valuation Multiples) Selected M&A Transaction Analysis – Methodology Duff & Phelps selected M&A transactions involving target companies that Duff & Phelps determined to be relevant to its analysis. Duff & Phelps computed the LTM revenues and EBITDA for each of the target companies. Duff & Phelps then calculated the implied enterprise value for each transaction to the target’s respective LTM revenue and EBITDA and compared the multiples of the selected transactions to the multiples implied in the Proposed Transaction. Duff & Phelps restricted the search to include only transactions with enterprise values less than $500 million. Duff & Phelps used the following methodology in selecting relevant comparable transactions: – Primary and Secondary SIC Codes: 7372 (prepackaged software), 5045 (computers and computer Peripheral equipment and software) and 7822 (motion picture and video tape distribution). – Duff & Phelps reviewed the transaction histories of relevant comparable companies. – Because of a limited sample size, Duff & Phelps include transactions involving foreign targets as well as U.S. based targets. Duff & Phelps ultimately selected 8 precedent transactions falling under two categories: – Video Game Developers, Publishers and Distributors – Packaged Media Distributors None of the transactions utilized for comparative purposes in the following analysis is, of course, identical to the Proposed Transaction. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected transactions and involves complex considerations and judgments. S T R I C T L Y C O N F I D E N T I A L

Selected M&A Transaction Analysis (Valuation Multiples)

Selected M&A Transactions Analysis – Selected Precedent Transactions

SELECTED COMPARABLE TRANSACTIONS - VIDEO GAME DEVELOPERS, PUBLISHERS AND DISTRIBUTORS

Date Announced	Acquiror Name / Target Name	Target Business Description	Enterprise Value	Enterprise Value as a Multiple of LTM: Revenue	EBITDA	LTM EBITDA Margin
6/14/2007	Entertainment One Ltd. (AIM:ETO) Contender Entertainment Group	Engages in the acquisition and exploitation of DVD distribution rights from third party producers in the United Kingdom.	$98.8	2.00x	8.0x	25.1%
7/25/2006	Mattel Inc. (NYSE:MAT) Radica Games Ltd.	Engages in the development, manufacture, and distribution of electronic entertainment products including electronic games, video game controllers and accessories.	$185.8	1.25x	15.6x	8.0%
5/17/2006	Electronic Arts Inc. (NasdaqNM:ERTS) Digital Illusions CE AB	Develops games for personal computers and game consoles for the television and computer games markets worldwide.	$45.0	1.52x	5.3x	28.7%
9/3/2005	Take-Two Interactive Software, Inc. TDK Mediactive, Inc.	Engages in developing, publishing, distributing, and marketing interactive entertainment software based on intellectual content.	$42.6	1.02x	7.7x	13.3%
4/24/2002	Atari, Inc. (NasdaqNM:ATAR) Shiny Entertainment, Inc.	Develops interactive video games and creates titles for personal computers and video game consoles.	$47.0	8.11x	28.5x	28.4%
		Median		**1.52x**	**8.0x**	**25.1%**
		Mean		**2.78x**	**13.0x**	**20.7%**

SELECTED COMPARABLE TRANSACTIONS - PACKAGED MEDIA DISTRIBUTORS

Date Announced	Acquiror Name / Target Name	Target Business Description	Enterprise Value	Enterprise Value as a Multiple of LTM: Revenue	EBITDA	LTM EBITDA Margin
5/9/2007	Peace Arch Entertainment (AMEX:PAE) Trinity Home Entertainment, LLC	Operates as a digital versatile disc distributor in the United States. Its library includes genre classics, and budget and first-run feature films.	$10.0	0.53x	NA	NA
2/14/2007	Marwyn Investment Management LLP Entertainment One Ltd.	Owns and distributes film and entertainment content internationally and engages in wholesaling and specialty retailing home entertainment products.	$150.5	0.33x	6.9x	4.8%
10/20/2005	Handleman Co. (NYSE:HDL) Crave Entertainment Group, Inc.	Engages in publishing and distributing interactive entertainment software for video game platforms with titles including action/adventure, first-person shooter and sports games.	$112.0	0.43x	4.8x	9.1%
		Median		**0.43x**	**5.9x**	**6.9%**
		Mean		**0.43x**	**5.9x**	**6.9%**

Source: SEC filings, Capital IQ Factset Mergerstat, Bloomberg and other publicly available information.

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Selected M&A Transaction Analysis (Valuation Multiples)

Selected M&A Transaction Analysis – Conclusion

- Duff & Phelps calculated an implied enterprise value of Atari by utilizing the enterprise value multiples of selected transactions in which the target was a packaged media distributor. These steps yielded a per share equity value range of $0.72 to $1.41.
  - Given the Company's decision to reduce its involvement in the development of games, analysis of selected transactions involving video game developers, publishers and distributors was deemed to be less relevant.
  - EBITDA multiples are not applicable in this situation as Atari has negative EBITDA for the LTM period.

Atari, Inc.
Selected M&A Transaction Analysis
($ in 000s except Equity Value Per Share Outstanding)

Performance Measure	Atari, Inc.	Multiples Low	Multiples Median	Multiples High	Selected Multiple Range			Enterprise Value Range		
Packaged Media Distributors - LTM Revenue [1]	$91.8	0.33x	0.43x	0.53x	0.20x	-	0.30x	$18.4	-	$27.5
Enterprise Value Range								**$18.4**	**-**	**$27.5**
Less: Net Debt [2]								**$8.6**	**-**	**$8.6**
Total Equity Value								**$9.8**	**-**	**$18.9**
Equity Value Per Share Oustanding [3]								**$0.72**	**-**	**$1.41**

[1] Latest twelve months as of December 31, 2007

[2] Net debt calculated by deducting cash and equivalents ($5.4 million) from the $14 million credit facility on Atari's balance sheet as of December 31, 2007

[3] As of December 31, 2007, Atari had 13,477,920 shares outstanding

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VI. Selected M&A Transaction Analysis (Premiums Paid) S T R I C T L Y C O N F I D E N T I A L

Selected M&A Transaction Analysis (Premiums Paid) Summary Premiums Paid Analysis Duff & Phelps reviewed the premiums paid over market price for 26 public-to-private transactions announced from January 1, 2003 through April 22, 2008 in which the majority shareholder acquired the remaining outstanding minority shares in a U.S. publicly-traded company. In each case, the transaction involves at least 10% of the outstanding shares. Duff & Phelps also reviewed the transaction premiums paid over market price for 36 public-to-private transactions of a U.S. publicly-traded company announced from October 1, 2007 through April 22, 2008. These transactions involved an acquisition of 100% of the outstanding shares or situations in which the acquiror held a minority and acquired the majority of the outstanding shares. In addition, Duff & Phelps analyzed premiums paid in situations in which the target business was deemed to be distressed (defined to be situations in which the target company had a negative EBITDA margin). Duff & Phelps compared the premiums over the 1-day, 5-day, and 30-day trading price prior to the announcement of such public-to-private transaction to the implied premium associated with the Proposed Transaction. SUMMARY PREMIUMS PAID ANALYSIS US TARGETS Majority Shareholder Purchases Public-to-Private Transactions in the Majority Shareholder Purchases Public-to-Private Transactions in the Remaining Outstanding Shares Last Six Months Remaining Outstanding Shares Last Six Months (Distressed Situations) (Distressed Situations) 1 Day Prem. 5 Day Prem. 30 Day Prem. 1 Day Prem. 5 Day Prem. 30 Day Prem. 1 Day Prem. 5 Day Prem. 30 Day Prem. 1 Day Prem. 5 Day Prem. 30 Day Prem. Number of Transactions 26 26 26 11 11 11 36 36 36 13 13 13 Overall Median25.8% 23.7% 34.1% 29.1% 25.9% 41.3% 30.8% 27.3% 32.4% 31.6% 26.8% 27.9% Overall Mean 28.4% 29.1% 34.6% 25.0% 26.7% 38.1% 40.7% 42.4% 38.8% 41.2% 37.6% 30.1% Source: Mergerstat Note: Majority buying minority transaction dates from January 2003 to present and minority buying public-to-private transactions range from October 2007 to present S T R I C T L Y C O N F I D E N T I A L

Selected M&A Transaction Analysis (Premiums Paid) Premiums Paid – Summary of Majority Shareholder Purchases Remaining Outstanding Shares PREMIUMS PAID ANALYSIS PUBLIC-TO-PRIVATE TRANSACTIONS WITH US TARGETS (MAJORITY SHAREHOLDER PURCHASES REMAINING OUTSTANDING SHARES) By Enterprise Value since January 2003 ($ in millions) Number of Median Enterprise Median Premium One Day Before Median Premium Five Days Before Median Premium 30 Days Before Enterprise Value Median LTM Revenue Median LTM EBITDA Transactions Value Announcement Date (%) Announcement Date (%) Announcement Date (%) $1 Bil 5 $3,167.4 $1,856.4 $433.5 25.6% 22.9% 15.4% $100 Mil — $1 Bil 7 $189.6 $146.2 ($9.2) 29.1% 25.9% 41.3% $50 Mil - $100 Mil 5 $56.4 $68.6 $2.2 22.5% 21.9% 30.3% $10 Mil — $50 Mil 9 $19.7 $40.7 $2.0 35.3% 33.3% 52.8% OVERALL MEDIAN 26 $73.4 $116.9 $2.3 25.8% 23.7% 34.1% OVERALL MEAN 28.4% 29.1% 34.6% Atari, Inc. 0.0% 6.3% 58.5% Source: Mergerstat S T R I C T L Y C O N F I D E N T I A L

Selected M&A Transaction Analysis (Premiums Paid) Premiums Paid – Majority Shareholder Purchases Remaining Outstanding Shares (January 1, 2003 – Current) Announced % of Shares 1 Day 5 Day 30 Day Enterprise Date Target Buyer Acquired Premium Premium Premium Value 2-Aug-04 Cox Communications, Inc. Cox Enterprises, Inc. 38.4% 26.0% 24.6% 15.4% $27,378.0 10-Mar-08 Nationwide Financial Services, Inc. Nationwide Mutual Insurance Co. 33.5% 24.4% 16.2% 19.2% 8,311.5 24-Aug-07 Hearst-Argyle Television, Inc. The Hearst Corp. 25.7% 14.9% 14.9% (0.7%) 3,167.4 5-Nov-07 Alfa Corp. Alfa Mutual Insurance Co. 46.1% 25.6% 22.9% 19.5% 1,844.3 17-Mar-06 William Lyon Homes William Lyon Homes, Inc. 25.5% 44.0% 50.5% 7.7% 1,563.2 16-Jun-06 Case Pomeroy & Co. CP Newco, Inc. 14.0% 5.2% 6.0% 6.8% 291.2 2-Dec-05 Foodarama Supermarkets, Inc. The Saker Family Corp. 49.0% 40.5% 35.1% 38.7% 251.5 18-Jan-08 Dominion Homes, Inc. Dominion Homes, Inc. 35.8% 41.3% 35.4% 41.3% 210.0 8-Jul-05 Cruzan International, Inc. V&S Vin & Sprit AB 36.4% 12.4% 9.1% 103.5% 189.6 6-Nov-06 Moscow Cable Corp. Renova Group of Cos. 19.0% 29.1% 25.9% 42.5% 159.7 30-Jun-06 TIMCO Aviation Services, Inc. LJH Ltd. 10.9% 56.9% 97.0% 61.3% 125.5 13-Jun-03 Atalanta Sosnoff Capital LLC Atalanta Sosnoff Capital Corp. 17.3% 0.4% 6.7% 12.5% 116.5 5-May-03 Semele Group, Inc. Semele Group, Inc. 46.9% 25.0% 25.0% 21.2% 78.5 29-Jul-03 Janus Hotels & Resorts, Inc. Janus Acquisition, Inc. 29.6% (5.8%) (4.4%) (13.3%) 68.3 7-Jul-05 Obsidian Enterprises, Inc. Obsidian Enterprises Inc 22.7% 37.0% 27.6% 44.5% 56.4 5-Apr-04 Minuteman International, Inc. Hako-Werke GmbH 32.0% 22.5% 21.9% 30.3% 55.2 1-Aug-03 OAO Technology Solutions, Inc. Terrapin Partners LLC 49.0% 15.0% 10.9% 50.0% 55.2 31-Dec-03 Boyd Bros.Transportation, Inc. BBT Acquistion Corp. 28.0% 53.0% 63.9% 97.4% 47.4 20-Nov-06 Hanover Direct, Inc.Chelsey Direct LLC 31.5% (79.2%) (80.0%) (79.3%) 37.9 13-Sep-04 Rag Shops, Inc. Sun Capital Partners, Inc.44.3% 23.2% 17.2% 37.8% 22.2 27-Jan-04 Dover Investments Corp. Lawrence Weissberg Revocable Living Trust 48.7% 35.3% 11.8% 14.7% 22.0 2-Dec-03 Reeds Jewelers, Inc. Sparkle LLC 12.5% 88.1% 94.3% 95.2% 19.7 20-Dec-04 Elmer’s Restaurants, Inc. ERI Acquisition Corp. 41.1% (0.7%) (0.5%) 0.0% 16.8 19-Feb-03 Riverside Group, Inc. Riverside Group, Inc. 43.0% 33.3% 33.3% 60.0% 14.0 2-Dec-03 Kontron Mobile Computing, Inc. Kontron Embedded Computers AG 48.5% 52.8% 71.9% 52.8% 13.5 21-Nov-03 Chefs International, Inc. Lombardi Restaurant Group Inc 38.7% 118.9% 118.9% 121.3% 12.3 High 118.9% 118.9% 121.3% Median 25.8% 23.7% 34.1% Mean 28.4% 29.1% 34.6% Low (79.2%) (80.0%) (79.3%) Source: Mergerstat S T R I C T L Y C O N F I D E N T I A L

Selected M&A Transaction Analysis (Premiums Paid) Premiums Paid – Summary of Majority Shareholder Purchases Remaining Outstanding Shares (Distressed) PREMIUMS PAID ANALYSIS DISTRESSED PUBLIC-TO-PRIVATE TRANSACTIONS (MAJORITY SHAREHOLDER PURCHASES REMAINING OUTSTANDING SHARES) By Enterprise Value since January 2003 ($ in millions) Number of Median Enterprise Median Premium One Day Before Median Premium Five Days Before Median Premium 30 Days Before Enterprise Value Median LTM Revenue Median LTM EBITDA Transactions Value Announcement Date (%) Announcement Date (%) Announcement Date (%) $1 Bil 0 NA NA NA NA NA NA $100 Mil — $1 Bil 6 $174.7 $146.2 ($9.2) 34.8% 30.5% 41.9% $50 Mil — $100 Mil 2 $67.5 $43.9 ($2.7) 31.0% 26.3% 32.9% $10 Mil — $50 Mil 3 $22.2 $116.9 $1.7 23.2% 17.2% 37.8% OVERALL MEDIAN 11 $116.5 $116.9 ($0.5) 29.1% 25.9% 41.3% OVERALL MEAN 25.0% 26.7% 38.1% Atari, Inc.0.0% 6.3% 58.5% Source: Mergerstat Note: A distressed target was deemed to be a business with EBITDA margins at or below zero. S T R I C T L Y C O N F I D E N T I A L

Selected M&A Transaction Analysis (Premiums Paid)

Premiums Paid – Majority Shareholder Purchases Remaining Outstanding Shares (Distressed)

(January 1, 2003 – Current)

Announced Date	Target	Buyer	% of Shares Acquired	1 Day Premium	5 Day Premium	30 Day Premium	Enterprise Value
2-Dec-05	Foodarama Supermarkets, Inc.	The Saker Family Corp.	49.0%	40.5%	35.1%	38.7%	$251.5
18-Jan-08	Dominion Homes, Inc.	Dominion Homes, Inc.	35.8%	41.3%	35.4%	41.3%	210.0
8-Jul-05	Cruzan International, Inc.	V&S Vin & Sprit AB	36.4%	12.4%	9.1%	103.5%	189.6
6-Nov-06	Moscow Cable Corp.	Renova Group of Cos.	19.0%	29.1%	25.9%	42.5%	159.7
30-Jun-06	TIMCO Aviation Services, Inc.	LJH Ltd.	10.9%	56.9%	97.0%	61.3%	125.5
13-Jun-03	Atalanta Sosnoff Capital LLC	Atalanta Sosnoff Capital Corp.	17.3%	0.4%	6.7%	12.5%	116.5
5-May-03	Semele Group, Inc.	Semele Group, Inc.	46.9%	25.0%	25.0%	21.2%	78.5
7-Jul-05	Obsidian Enterprises, Inc.	Obsidian Enterprises Inc	22.7%	37.0%	27.6%	44.5%	56.4
20-Nov-06	Hanover Direct, Inc.	Chelsey Direct LLC	31.5%	(79.2%)	(80.0%)	(79.3%)	37.9
13-Sep-04	Rag Shops, Inc.	Sun Capital Partners, Inc.	44.3%	23.2%	17.2%	37.8%	22.2
2-Dec-03	Reeds Jewelers, Inc.	Sparkle LLC	12.5%	88.1%	94.3%	95.2%	19.7

	1 Day Premium	5 Day Premium	30 Day Premium	
High	**88.1%**	**97.0%**	**103.5%**	
Median	**29.1%**	**25.9%**	**41.3%**	
Mean	**25.0%**	**26.7%**	**38.1%**	
Low	**(79.2%)**	**(80.0%)**	**(79.3%)**	

Source: Mergerstat

Note: A distressed target was deemed to be a business with EBITDA margins at or below zero.

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Selected M&A Transaction Analysis (Premiums Paid) Conclusion – Majority Shareholder Purchases Remaining Outstanding Shares In reviewing the 26 transactions in which the majority shareholder purchased the remaining outstanding shares of a publicly-traded subsidiary, Duff & Phelps observed the mean and median of the premiums paid over the 1-day, 5-day and 30-day trading price prior to announcement. 1-Day Premium 5-Day Premium 30-Day Premium Median 25.8% 23.7% 34.1% Mean 28.4% 29.1% 34.6% Standard Deviation 0.340 0.378 0.408 In reviewing the 11 distressed transactions in which the majority shareholder purchased the remaining outstanding shares of a publicly-traded subsidiary, Duff & Phelps observed the mean and median of the premiums paid over the 1-day, 5-day and 30-day trading price prior to announcement. 1-Day Premium 5-Day Premium 30-Day Premium Median 29.1% 25.9% 41.3% Mean 25.0% 26.7% 38.1% Standard Deviation 0.396 0.446 0.456 The Per Share Cash Consideration in the Proposed Transaction represents a 1-day, 5-day and 30-day premium of 0.0%, 6.3% and 58.5%, respectively. The relevance of the premiums paid analysis is limited by the Company’s dependence on IESA, the majority shareholder in the Company, for new release product. S T R I C T L Y C O N F I D E N T I A L

VII. Net Asset Value Analysis S T R I C T L Y C O N F I D E N T I A L

Net Asset Value Analysis

Calculation of Net Asset Value

- Duff & Phelps reviewed Atari's December 31, 2007 balance sheet as well as the Company's estimated internal March 31, 2008 to calculate the net asset value ("NAV") of the Company.
- As of December 31, 2007, Atari's total assets and total liabilities were $43.5 million and $60.3 million, respectively, for a NAV of negative $16.8 million
- Estimated as of March 31, 2008, Atari's total assets and total liabilities were $32.6 million and $52.9 million, respectively, for a NAV of negative $20.3 million

Atari, Inc.
Balance Sheet Summary
($ in millions)

	December 31, 2007	March 31, 2008 *(Estimated)*
Cash	$ 5.4	$ 10.0
Receivables, net	16.2	(0.3)
Inventories	7.4	6.5
Prepaid Expenses and Other Current Assets	6.0	7.7
Total Current Assets	34.9	24.0
Net Property, Plant & Equipment	6.3	6.4
Goodwill and Intangibles	-	-
Other Long-Term Assets	2.2	2.1
Total Assets	**$ 43.5**	**$ 32.6**
Accounts Payable	$ 10.6	$ 9.7
Accrued Liabilities	11.5	6.8
Royalties Payable	3.8	2.7
Credit Facility	14.0	14.0
Due to Related Parties	5.3	2.7
Other Current Liabilities	-	0.9
Total Current Liabilities	45.2	36.8
Due to Related Parties, Long-Term	3.0	3.6
Long-Term Deferred Rent	6.7	7.1
Related Party License Advance	5.1	5.4
Other Long-Term Liabilities	0.3	-
Total Liabilities	60.3	52.9
Stockholders' Equity	(16.8)	(20.3)
Total Liabilities & Stockholders' Equity	**$ 43.5**	**$ 32.6**

Source: Company SEC Filings, Management Estimates

Source: SEC filings

STRICTLY CONFIDENTIAL

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VIII. Liquidation Analysis S T R I C T L Y C O N F I D E N T I A L

Liquidation Analysis Summary of Liquidation Analysis Duff & Phelps prepared a liquidation analysis assuming an orderly liquidation in which the Company would realize 70% of book value for accounts receivable, 50% book value for inventory and 70% book value for property, plant and equipment. To this amount, we added the book value of cash and marketable securities. Additionally, Atari owns certain intellectual property that is not reflected on the balance sheet. In a liquidation scenario, we assumed that the Company would realize 100% of the estimated fair market value of the IP. A 25% discount for bankruptcy costs was applied and the resulting value was discounted back one and one-half years to present value at a 20% discount rate to adjust for the time period required to complete the liquidation. S T R I C T L Y C O N F I D E N T I A L

Liquidation Analysis Liquidation Analysis In a liquidation scenario, the value of the common stock would be zero. Atari, Inc. Liquidation Analysis ($ in million) Estimated Estimated Liquidation Book Value Recovery Value Cash $5.4 100% $5.4 Accounts Receivable 16.8 70% 11.8 Inventory 7.4 50% 3.7 Net PP&E 6.3 70% 4.4 Intellectual Property (1) 13.3 100% 13.3 Total 38.5 Less: Bankruptcy Costs @ 25% (2) 9.6 Net Total 28.9 Less: Discount Factor (3) 0.7607 Total Liquidation Value 22.0 Atari Liabilities 60.3 Liquidation Value Available to Common Shareholders ($38.3) Notes: (1) Estimated value of Atari’s intellectual property, based on Ocean Tomo analysis as of January 1, 2007. Applied the midpoint of the range of value ($17.0 million to $29.9 million) indicated. The rights to Test Drive were licensed to IESA for $5.0 million in November 2007, therefore, the estimated value of Test Drive ($10 million to $15 million) was subtracted. The license agreement is for a seven year term, therefore, it was assumed that no residual value related to the Test Drive IP exists. (2) Estimated liquidation / bankruptcy costs. (3) Discount factor of 20% over a 1.5 year period. S T R I C T L Y C O N F I D E N T I A L